EXHIBIT 99.1

August 16, 1999


Dear Falcon Building Products, Inc. Bondholders:

A copy of the Falcon Building Products, Inc (the "Company") Form 10-Q is enclosed. A summary of the unaudited financial results follows (dollars in millions):

                                                        PERIODS ENDED JUNE 30
                                                   1999                       1998
                                                           SIX                        SIX
                                           QUARTER       MONTHS       QUARTER       MONTHS
Net sales
    Air Distribution Products............$   84.1       $ 153.3      $  51.8       $  97.1
    Air Power Products...................   157.0         269.4         99.0        188.7
    Plumbing Fixtures....................    40.8          77.6         40.1         76.5
      Total.............................. $ 281.9       $ 500.3       $190.9       $362.3

Operating income.........................$   25.1       $   53.1     $  17.3       $  26.8
Net interest expense (a)................. $  10.5       $  20.4      $  10.2       $  20.2
Cash interest expense (a)................$    7.1       $  13.8      $   7.2       $  14.2
EBITDA (b)............................... $  31.0       $  51.9      $  21.7       $  35.4
EBITDA _ for the four quarters ended..... $  93.6                    $  67.0
Ratio of EBITDA to interest expense (c)..     2.3 x                      1.7 x
Ratio of EBITDA to cash interest
  expense (c)............................     3.3 x                      2.3 x
Leverage Ratios:
    Senior debt to EBITDA (d)............     1.7 x                      2.1 x
    Total debt to EBITDA (d).............     4.6 x                      6.0 x


(a)  Excludes amortization of debt issuance costs.

(b) EBITDA represents operating earnings before non-recurring Ultravent adjustment, restructuring charges, and depreciation and amortization expense. EBITDA is presented as management believes it provides useful information regarding a company's ability to incur and/or service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

(c)  Ratios calculated for the four quarters ended June 30th.

(d) Senior debt and total debt is net of unencumbered cash. Ratios are calculated using EBITDA for the four quarters ended June 30th.

For the quarter ended June 30, 1999, net sales amounted to $281.9 million, an increase of $91.0 million or 47.7% above the second quarter of 1998, while sales for the six months ended June 30, 1999 amounted to $500.3 million, an increase of $138.0 million over the 1998 period. The Warrior Glass and Penn Ventilation acquisitions collectively contributed $24.1 and $39.8 million to the sales increase in the second quarter of 1999 and year-to-date, respectively, within our Air Distribution segment. Continued strength in residential construction along with wholesaler consolidation continues to benefit our Air Distribution business primarily in residential and light commercial vents and registers as well as duct products. The sales growth within our Air Power Products business is the result of the significant consumer demand for generators. Greater consumer awareness of the benefits of having portable alternative power available to compensate for possible interruptions due to storms, temporary excess demands on electric utilities, and concerns with an uninterrupted power source into the year 2000. Additionally, we continue to experience year-over-year growth in our compressor/tool product as a result of new account penetrations at The Home Depot and overall product penetration under the Craftsman. label through Sears. We experienced a slower start in consumer demand for pressure washer products in 1999 due to an exceptionally wet and cool spring. However, pressure washer sales volume in the second quarter of 1999 increased over the second quarter of last year causing year-to-date volume to exceed last year by approximately $10 million. Sales in the Plumbing Fixtures business were slightly ahead of last year for the quarter and year-to-date.

EBITDA and EBITDA margins of $31.0 million and 11.0%, respectively, for the second quarter of 1999 exceeded last year's second quarter by $9.3 million and 0.4% points, respectively. The margin improvement was primarily attributable to improved manufacturing efficiencies and productivity within our Air Power Products segment driven by the increased volume and cost reduction programs. While overall earnings increased within our Air Distribution segment, operating margin as a percentage of sales decreased due to the integration of the two acquisitions. The historical contribution margins of these added product lines have been below those of the remaining combined product lines within the Air Distribution segment. Cost reduction opportunities for these acquisitions through capital investment, manufacturing process changes, and distribution and procurement synergies should serve to enhance margins as the integration plan is successfully executed. Our Plumbing Fixtures segment's profitability continues to be negatively impacted primarily by manufacturing inefficiencies within our Texas operations, driven partially by the lack of adequately skilled labor resources in this area of the country. Additionally, this segment has experienced abnormally high employee medical and workers compensation costs in 1999. In July 1999, the Company learned that it will be replaced during the fourth quarter of 1999 as a supplier of china and steel products to its largest plumbing products customer. While the future loss of this customer is not material to the Company's financial condition or results of operations, net sales in the Plumbing Fixtures segment would have been 14% lower in 1998 and 16% lower in the six months ended June 30, 1999 without sales to that customer. The Company is currently exploring what impact this future loss of business, if not replaced with other customers, may have on the Plumbing Fixtures segment's operations in the future. We continue to institute process flow changes and operational controls and incentives to enhance the operations at this plant. Further restructuring of this business is being evaluated to improve the Plumbing Fixtures manufacturing and operating cost structure.

The Company continues to have significant liquidity to fund operations and make new investments. At June 30, 1999, the Company had $21.8 million of unrestricted cash and $120.7 million of borrowing availability under its revolving credit facility.

On August 13, 1999, the Company entered into a definitive agreement for the sale of its Air Power Products segment to Pentair, Inc. for consideration of $460 million subject to closing date adjustments. The transaction is expected to be completed in September. The Company intends to use the net proceeds to repay a portion of or all of the Bank Credit Facility.

As disclosed in an 8-K filed in early July, the option previously sold to the Company's shareholders to purchase the Plumbing Fixtures business expired unexercised. The Company continues to explore other strategic alternatives for this business including further restructuring of its operations.

We thank you for your continued support and confidence.


William K. Hall
Chairman, President & Chief
  Executive Officer

Forward-looking statements in this letter are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties, including but not limited to, changes in general economic conditions, fluctuations in interest rates, increases in raw materials and labor costs, levels of competition and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission.